EXHIBIT 99.1

RHYTHMONE PLC ANNOUNCES UNAUDITED

FIRST HALF FINANCIAL YEAR 2019 RESULTS

Adjusted EBITDA1 $20.5 Million Improved from $3.1 Million

Board Approved Share Buyback Program

Unified RhythmOne Programmatic Platform Continues to Lead Company Growth

London, England and San Francisco, CA – 13 December 2018 – RhythmOne plc (LSE AIM: RTHM, “Company” or “Group”), today reports unaudited results for the six months ended 30 September 2018 (“H12019” or “the Period”) as well as announces the approval of a share buyback program and promotion of key executives. The Company’s H12019 conference call will be webcast live at https://investor.rhythmone.com on 13 December 2018 at 9:30AM GMT; 4:30AM EST; 1:30AM PST.

Financial Highlights (Unaudited)

	Six months to	Six months to
	30-Sep	30-Sep
	2018	2017

	(unaudited)	(unaudited)	Change
	$000	$000	% or $

Revenue	175,475	114,528	53%

Gross margin %	45.2%	38.1%	7.1	pts.
Loss before income tax	(1,620)	(8,286)	6,666

Loss for the Period	(2,197)	(8,238)	6,041
Adjusted EBITDA[1]	20,484	3,057	17,427

Loss per share	Cents	Cents	Cents
Basic and diluted	(2.82)	(16.63)	15.98

●	Maintained focus on strategic revenue growth, including the acquisition of YuMe that added $58.2M to revenue;
●	Gross margin percentage increased to 45.2% from 38.1% driven by a shift in product mix towards higher value inventory;
●	Achieved a significant reduction in the Loss for the Period and the Loss per share while achieving a significant increase in profitability on an Adjusted EBITDA[1] basis;
●	H12019 performance in line with management expectations across key metrics, as follows:
–	Total revenues of $175.5M (H12018: $114.5M), up 53% year-over-year
–	Adjusted EBITDA[1] of $20.5M, an improvement of $17.4M (H12018: $3.1M)
●	Invested approximately $3.4M in capital expenditures including capitalized product development to strengthen infrastructure and improve growth driving product lines.

Operational Highlights

●	The RhythmOne Programmatic Platform was consistently ranked in the top tier in quality as measured by Pixalate’s Global Seller Trust Index (June 2018);
●	RhythmOne reached 378.4M global uniques as measured by Quantcast (October 2018 / 30-day range) evidencing strong audience reach;
●	The Company saw a significant rise in connected TV ad request volume of approximately 640% year-over-year, primarily driven by new supply partnerships;
●

The Company also saw a strong year-over-year increase in pricing of approximately 54%, driven by the integration of the YuMe and RadiumOne businesses, enabling enhanced monetization of high-value, high-impact and data and filtering enhancements across all formats.

●	Underlying these highlights, the Company has:
o	Completed the unification of the RhythmOne Programmatic Platform and offerings resulting in the majority of the Company’s revenue transacted on the platform;
o	Forged or expanded direct client relationships with major US brands such as Procter & Gamble, Amazon, Starbucks, United Airlines, Pfizer, Merck, Mastercard, and Bank of America;
o	Continued strong, long-standing relationships in the Automotive (e.g., General Motors, Honda, Toyota, Fiat, Subaru, and BMW) and telecommunication (e.g., Sprint, Verizon, and AT&T) sectors;
o	Established or strengthened direct relationships with agency holding companies such as IPG, Dentsu, GroupM, Havas, and Omnicom;
o	Signed 162 new supply partners including Accuweather, Buzzfeed, Bell Media, Scripps, Forbes, Nexstar, Lee Enterprises, Meredith Corp, Purch, and TRONC; and
o	Completed integration of the YuMe business including the supply and data management platform (DMP) into the RhythmOne Programmatic Platform.

Commenting on the results, Mark Bonney, CEO of RhythmOne, said:

“We are pleased to have achieved our objectives for H12019. During the Period, we focused significant effort on advancing key strategic and financial objectives including the unification of the RhythmOne Programmatic Platform where today we can say that the majority of our revenue is transacted on the platform. We also completed the integration of sales and operating teams across the business, made significant improvements in internal management systems capabilities, and realized significant savings by capitalizing on the synergies of several acquired businesses all of which, along with the contribution from our acquisition of YuMe just prior to the start of the fiscal year, allowed us to achieve $20.5 million of profitability on an Adjusted EBITDA1 basis, a nearly 7X improvement from H12018.

We are proud to have built and scaled the RhythmOne Programmatic Platform that continues to rank in the top tier in quality (Pixalate’s Global Seller Trust Index) and reaches more than 378 million global uniques (Quantcast), reinforcing RhythmOne’s position as an established ad tech leader with significant scale, cutting edge technology and differentiated, high quality supply. The RhythmOne Programmatic Platform is a unified programmatic platform that can serve as the infrastructure to integrate strategic acquisitions on both the demand and supply sides of the value chain, as the industry continues to consolidate. As we move into the second half of FY2019, we will continue to focus on accelerating growth and driving profitability through the integration of enhanced capabilities gained through our previous acquisitions. In addition to revenue scale, the entire management team is intensely focused on driving further efficiency in the business with the objective of progressive profitability on an Adjusted EBITDA1 basis.”

Share Buyback

The Board has approved, subject to required consents and regulatory requirements the implementation of a share buyback program of up to $10 million. The Company will release full details on the program as soon as they are finalized.

Key Executive Promotions

As the Company completes the integration of its recent acquisitions and moves into a new stage of concentrating on scale and profitable growth, the Company is excited to announce the following promotions:

-	Jorg Nowak, Chief Revenue Officer (CRO)
-	Karim Rayes, Chief Product Officer (CPO)
-	Amy Rothstein, Chief Operating Officer (COO)

Commenting on the announcement, Amy Rothstein, COO of RhythmOne, said:

“As we move into our seasonally strongest period for cash generation, we look forward to maximizing shareholder value through various methods including the Share Buyback Program and other strategic opportunities. With the unified RhythmOne Programmatic Platform, we are well positioned to take advantage of growth opportunities both organically and inorganically.”

Note:

1.	This press release contains references to Adjusted EBITDA. See discussion of this non-GAAP financial measure below.

Press Contacts for RhythmOne

Analyst and Investor Contact Mark Bonney RhythmOne plc	Financial Media Contacts Link Asset Services Thema Salandy / +36 1328 6854

Nomad for RhythmOne Grant Thornton UK LLP (Nominated Adviser) +44 (0)20 7383 5100 Philip Secrett Jen Clarke Ben Roberts	Broker for RhythmOne Whitman Howard (Broker) +44 (0)20 7659 1234 Nick Lovering Hugh Rich

Financial Overview

RhythmOne’s financial objective for H12019 was revenue scale and improvement in profitability with an operational focus on fortifying the Company’s unified programmatic platform across demand and supply side business (the “RhythmOne Programmatic Platform” which includes the platform that was formerly marketed as “RhythmMax”) and achieving significant integration of sales, engineering and other operational teams in connection with acquisitions made by the Company. Performance in H12019 was in line with management expectations. The Company continues to trade in line with consensus forecast revenue and adjusted EBITDA is in line with consensus forecast EBITDA.

During the Period, revenue totaled $175.5M compared with $114.5M reported for the half year ended September 2017 (H12018). The Company saw strong revenue growth from its RhythmOne Programmatic Platform and benefited from the acquisition of RadiumOne completed in June 2017 and YuMe, completed in February 2018. The Company is realizing the benefits from its investments in technology, strategic packaging of inventory and agency-focused sales efforts. The RhythmOne Programmatic Platform is the underlying driver of Company growth. In fact, the full integration of the RhythmOne Programmatic Platform means a substantial portion of our revenue is transacted on platform.

Cost of revenues of $96.1M in H12019 increased from $70.9M in H12018 and decreased to 54.8% of revenues compared to 61.9% of revenues in H12018 driven by a shift in product mix towards higher value inventory. Operating expense for H12019 was $80.3M compared with $54.9M in H12018, a 46% increase driven by the additional operating expense from the acquisitions of YuMe and RadiumOne and exceptional costs driven by restructuring related charges partially offset by savings generated through integration efforts during the Period. The Company incurred a Loss for the Period of ($2.2M) in H12019, a $6.0M improvement from H12018. Adjusted EBITDA1 for H12019 was $20.5M compared with $3.1M in H12018.

The Company had a Loss for the Period of ($2.2M) in the Period as compared to ($8.2M) in the comparable period in Fiscal 2018. The Company improved Adjusted EBITDA1 in H12019 by $17.4M as compared to H12018. Both the improvement in Loss for the Period and Adjusted EBITDA1 were fueled by the growth of the historical RhythmOne business, the profitability of YuMe and the significant synergies realized from our integration efforts.

RhythmOne’s cash and cash equivalents as at 30 September 2018 totaled $22.0M compared to $37.3M at 31 March 2018. The decrease of $15.3M during the Period was primarily driven by $25.9M of cash used for movements in trade receivables, payables, and accrued liabilities, which includes restructuring and exceptional costs of $3.6M. Additionally, $5.7M was used for investments in platform development, capital investments and payments on equipment leases. These uses of cash were offset by $16.5M of operating cash flows before movements in working capital.

The principal risks and uncertainties affecting the Group have not changed since those disclosed in the annual report for the year ended 31 March 2018.

Adjusted EBITDA1

This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as a non-GAAP measure. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments, exceptional items, which include acquisition related costs, restructuring and severance costs, settlement of litigation, fair value adjustments and unrealized foreign exchange gain and loss. Provided below is a reconciliation of Adjusted EBITDA to Loss for the Period, the most directly comparable IFRS financial measure.

RhythmOne’s management believes that Adjusted EBITDA provides useful information to investors in understanding and evaluating the operating results of RhythmOne in the same manner as management and the RhythmOne board of directors because it excludes the impact of exceptional items in profit from operations, which have less bearing on the routine operating activities of RhythmOne, thereby enhancing users’ understanding of the underlying business performance. RhythmOne’s management also believes that Adjusted EBITDA provides information that enables investors to better compare RhythmOne’s business performance across periods.

This non-IFRS measure is not necessarily comparable to similarly titled measures of other companies, and Adjusted EBITDA should not be viewed as a substitute for, or superior to, loss for the period prepared in accordance with IFRS as a measure of RhythmOne’ s profitability or liquidity. Some of the limitations of Adjusted EBITDA are:

●

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, RhythmOne’s working capital needs;
●	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
●	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to RhythmOne; and
●	Other companies, including companies in RhythmOne’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Users of this financial information should consider the types of events and transactions for which adjustments have been made.

The following table is a reconciliation of Adjusted EBITDA to Loss for the Period:

ADJUSTED EBITDA	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	(unaudited)	(unaudited)
	$000’s	$000’s

Loss for the Period	(2,197)	(8,238)

Adjustments:
Finance income	(4)	(232)
Finance expense	741	141
Income tax expense / (benefit)	577	(48)
Depreciation and amortization	15,620	7,738
Share based payments	650	641
Exceptional items	3,609	3,695
Unrealized foreign exchange loss / (gain)	1,488	(640)
Total adjustments	22,681	11,295

Adjusted EBITDA	20,484	3,057

Operational KPIs

Comparative operating metrics are outlined below:

Percentage of revenue by format:

	H12018	H22018	H12019
Revenue
Desktop	67%	55%	37%
Mobile	33%	34%	36%
ATV	0%	11%	27%

The Company saw a significant rise in Revenue of 53% year-over-year in part driven by growth on Mobile and Advanced Television, with approximately 36% of revenue coming from Mobile and 27% coming from Advanced Television. The Company also saw a strong year-over-year increase in pricing of approximately 54%, driven by the integration of the YuMe and RadiumOne businesses, enabling enhanced monetization of high-value, high-impact and data and filtering enhancements across all formats.

Market Background

The Company’s product investments during the Period were consistent with key industry growth vectors. Programmatic trading is now well established as the primary buying mechanism for digital advertising. eMarketer projects that 82.5% of total digital display ad spend in the US will be executed through programmatic channels in 2018, as will 81.0% of total digital video ad spend (eMarketer Forecasts, October 2018). The programmatic growth trend points to a significant shift in how online advertising is being bought and sold. No longer are advertisers buying ads on specific websites as a proxy for audience segments; rather, they are buying actual audiences, across connected devices and ad formats, based on measurable data and in real time. Furthermore, eMarketer projects US digital video ad spend will grow from $27.82B in 2018 to $33.56B in 2019, with connected TV as a main driver, growing from $8.2B in 2018 to $13.3B in 2019. This trend is explained by the shift of linear television advertising budgets to digital due to decreasing Linear TV subscribers. Linear TV media ad spend is expected to decrease from 31% to 24% of total marketing budget over the next 5 years.

Growth Drivers

The online advertising industry is highly competitive and fragmented. As parts of the ecosystem combine and the value chain is streamlined, RhythmOne expects the industry to be characterized by fewer, dominant, better integrated players that are able to deliver material value to both demand and supply sides of the value chain. In order to drive sustainable competitive advantage, the Company has focused on developing our RhythmOne Programmatic Platform which is a full-stack, end-to-end unified programmatic platform with a number of key differentiators:

●	Scale. Significant audience reach across devices and formats
●	Efficiency. End-to-end stack that disintermediates the chain and creates margin efficiency
●	Performance. Unique audiences and inventory packages that guarantee performance KPIs
●	Quality. Proprietary brand safety technology, RhythmGuard
●	Data-Powered. Analytics tools that allow advertisers to activate and amplify their first-party data

To support this, the Company has identified key areas of investment to drive ongoing growth within this new landscape:

1)	Unified RhythmOne Programmatic Platform;
2)	Unique, Data-driven Audience Segments; and
3)	Emerging platforms such as connected and addressable TV (“Advanced TV”) and influencer marketing.

1) Unified RhythmOne Programmatic Platform

In H12019, RhythmOne continued to grow and enhance its unified, multi-channel, multi-format programmatic platform. Since its inception as “RhythmMax,” the RhythmOne Programmatic Platform has consistently maintained one of the largest supply footprints in the industry and, following the acquisitions of RadiumOne and YuMe, now reaches 378.4M global uniques as measured by Quantcast (October 2018 / 30-day range) – affording access to quality, cross-device, multi-format advertising inventory at scale and driving audience reach. Moreover, the platform continued to achieve benchmark financial performance. Through the RhythmOne Programmatic Platform, the Company has unified the entire supply side of the value chain, streamlining interactions between advertisers and consumers, and enhancing the efficiency and effectiveness of online advertising campaigns. With a complete, end-to-end technology stack, significant scale and quality inventory, RhythmOne is positioned to be a viable independent alternative to “walled garden” platforms.

During the Period, RhythmOne integrated its platform with 162 new supply partners including Accuweather, Buzzfeed, Bell Media, Scripps, Forbes, Nexstar, Lee Enterprises, Meredith Corp, Purch, and TRONC, strengthening its base of high-value supply. It also formed new partnerships with key supply and demand platforms such as Amazon UAM and Tremor video DSP. Simultaneously, the Company established and renewed direct relationships with Agency Holding Companies such as IPG, Dentsu, GroupM, Havas, and Omnicom, and attracted new and repeat advertisers in the US, including Procter & Gamble, Amazon, Starbucks, United Airlines, Pfizer, Merck, Mastercard, Bank of America, General Motors, Honda, Toyota, Fiat, Subaru, BMW, Sprint, Verizon, and AT&T.

During H12019 the Company undertook an evaluation of every geographic area that the Company was operating in following its recent acquisitions. After reviewing, it was determined that certain of those geographies could not attain sustainable profitability without substantial investment and the Company made the decision to invest in geographies and business areas that would provide better growth opportunities and return on investment. Internationally, the Company now maintains offices in France, Singapore, Mexico, and Chile after closing offices in Italy, Spain, UK, and Australia.

During H12019, the Company continuously enhanced its proprietary brand safety filtering technology, RhythmGuard, which eliminates suspicious and underperforming traffic before it reaches the marketplace – improving ROI for advertisers and maximizing yield for quality publisher partners. In response to this acute industry issue, RhythmOne took steps to package its supply based upon certain KPIs that align with advertisers’ campaign objectives. Specifically, the Company has developed private marketplace offerings that enhances advertiser performance focused on KPIs such as viewability and verified inventory to drive premium demand. These offerings allow advertisers to access curated inventory that meets the strictest quality and/or viewability standards, letting brands and agencies focus instead on campaign optimization and achieving the best possible return on investment.

Complementing its RhythmGuard brand safety initiative, RhythmOne also partnered with leading viewability and verification vendors, including White Ops, Integral Ad Science, DoubleVerify, Moat and Pixalate, whom the Company believes will be instrumental in helping to establish common standards for the industry. As a result, RhythmOne continued to be ranked in the top tier in quality according to Pixalate’s Global Seller Trust Index (June 2018). RhythmOne remains committed to providing the highest levels of quality assurance to its advertising partners.

2) Unique, Data-driven Audience Segments

In addition to platform investments in the RhythmOne Programmatic Platform, the Company sought to distinguish its supply footprint by offering unique, owned, controlled and first-look audiences, as well as data-driven audience segments. The acquisitions of RadiumOne and YuMe further supported the audience initiative. Through these acquisitions, the Company gained access to a leading data-driven marketing platform, unique consumer insights, audience segmentation and targeting technology, and premium supply & demand relationships. Specifically, RadiumOne’s offerings included a performance-focused data management platform (DMP), and a demand side platform (DSP). YuMe’s advertising offerings included a robust first-party data management and targeting platform, unique audience segments and other programmatic capabilities with a focus on the fast-growing segments of mobile, video and connected TV, which together with the RadiumOne offerings, the YuMe offering helped to fortify and extend RhythmOne’s end-to-end technology stack.

Coupled with a suite of proprietary analytics tools, RhythmOne’s technology stack gathers audience insights from a brand’s paid, earned, owned and shared media channels, which can then be activated within advertising campaigns. The RhythmOne Programmatic Platform offers first-party data segments to brands and agencies as both a managed service and through self-serve platforms.

3) Emerging Platforms

Influencer Business. We believe the influencer marketing segment is one of the fastest growing segments of the digital advertising industry. The RhythmInfluence team has positioned itself as a market leader based on the eight-year tenure of this group and its high campaign success rates. The RhythmInfluence business has seen a 182% growth year-over-year which is fueled in large part due to longstanding relationships with Fortune 500 retail clients. The successful integration into the national sales team acquired from the YuMe and RadiumOne transactions has further contributed to the success of the Influencer team continuing the efforts to leverage cross selling opportunities of our various product lines.

Advanced TV. As consumers continue their migration from Linear TV to Connected TV, we are well positioned to capture an influx of advertiser branding dollars. We combine the executional experience, world class customer service, market education, campaign insights and brand safety needed to stay ahead of new entrants to both defend and grow our revenue. To this point the Company saw a significant rise in connected TV ad request volume of approximately 640% year-over-year in H12019, primarily driven by new supply partnerships.

Technology & Products

RhythmOne continued to invest in products, platforms, and research and development, with a focus on enhancing and expanding the Company’s unified programmatic marketplace. One of the major initiatives in H12019 was to consolidate YuMe’s data management platform (DMP) and demand side platform (DSP) into the RhythmOne Programmatic Platform. This consolidation is well underway and is scheduled to be completed by the end of calendar year 2018. This effort enables the Company to offer its partners one of the largest unified marketplace in the industry while reducing its operational and maintenance costs.

Other marketplace improvements include:

●	Advanced inventory availability forecasting, enabling the Company to accurately predict price and volume availabilities for all audience and device types.
●	Improvements to the Company’s advanced TV technology, including advanced targeting functionalities such as cross-device and more granular device targeting
●

Automated performance predictions through machine learning for key KPIs such as viewability, invalid traffic (IVT), video completion rate (VCR), and click-through rate (CTR), which enables the Company to provide better performance for advertisers while increasing publisher yield.

Integration and Acquisitions

For the past several years, the Company has sought to capitalize on consolidation opportunities within the industry as part of its growth strategy. In June 2017 the Company completed the acquisition of certain assets and liabilities of RadiumOne, Inc. Through RadiumOne, RhythmOne gained access to a leading data-driven marketing platform, unique customer insights, audience segmentation and targeting technology, and premium advertiser relationships. With this acquisition, RhythmOne became one of a handful of global competitors with a comprehensive, end-to-end technology offering within the digital advertising ecosystem. Integration efforts were effective with the majority of RadiumOne supply migrated into RhythmOne’s Programmatic Platform, and the integration of RadiumOne’s data management platform and analytics tools completed as well.

In February 2018 RhythmOne acquired YuMe, Inc. Through YuMe, RhythmOne gained access to premium video supply, including emerging, high-value connected CTV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. The acquisition of YuMe aligned with the Company’s mission to create a unified marketplace that is efficient and effective for advertisers. YuMe’s demand-side strengths and innovation in video advertising complement the programmatic platform that RhythmOne has built over the last five years. YuMe is now fully integrated into RhythmOne from an operational perspective.

Board and Executive Changes

During the Period, RhythmOne announced certain changes to its Board of Directors. Mark Bonney joined the Company as CEO and as an Executive Director in June 2018 replacing Ted Hastings. Additionally, Mark Zorko joined the Company as CFO in September 2018 replacing Edward Reginelli. Departures from the board included Rah Chellaraj, Ujjal Kohli, Mark Opzoomer and Edward Reginelli who each retired or resigned from the Company’s Board of Directors. The Board continually engages in an evaluation of its composition.

Outlook

The Company anticipates continued year-over-year revenue growth throughout the balance of FY2019, led by its programmatic capabilities and prior acquisitions. The Company continues to trade in line with consensus forecast revenue and adjusted EBITDA is in line with consensus forecast EBITDA. As seen during the Period, the unified RhythmOne Programmatic Platform has become the primary engine for growth, facilitating growth in advanced TV and the delivery of targeted, quality audiences, across devices and formats, at scale – globally.

As the Company enters its strongest cash generating period, the Board intends to implement the Share Buyback Program and continue to consider strategic opportunities. The industry is fast consolidating, driving toward an ecosystem characterized by fewer, dominant, better integrated players that are able to deliver sustainable value to both demand and supply sides of the value chain. In addition to organic growth, as the integration of previously acquired businesses is nearing completion, the Company intends to evaluate strategic M&A opportunities across the premium supply and data science segments of the ecosystem, as a means to fortify its programmatic base, enhance its inventory packaging capabilities, and augment its financial performance and long-term competitiveness. Through the RhythmOne Programmatic Platform, RhythmOne has the infrastructure in place to seamlessly integrate the operations of potential acquisitions, with the objective of continuing to provide a large-scale, differentiated alternative to the walled garden platforms.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to future events and our future financial performance. All statements other than statements of historical fact are statements that could be forward-looking statements, including, but not limited to our Outlook, statements about the RadiumOne and YuMe acquisitions, the anticipated benefits and synergies associated with acquisitions, future opportunities, future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance and quotations from management.

These forward-looking statements are subject to a number of risks and uncertainties, assumptions and other factors that could cause actual results and timing of events to differ materially from future results that are expressed or implied in our forward-looking statements. Among the key factors that could cause or contribute to such differences include the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging markets and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budgets, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, RhythmOne’s intellectual property and proprietary technologies and the ability to integrate the YuMe operations effectively and in a manner that achieves the anticipated synergies. These and other risk factors are discussed in “Risk Factors” in RhythmOne’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018,which is on file with the United States Securities and Exchange Commission and can be found at www.sec.gov.

All forward-looking statements attributable to RhythmOne, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein and speak only as of the date they are made. Subject to compliance with applicable laws and regulations, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RHYTHMONE PLC

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Results for the six months to 30 September 2018

		SIX MONTHS TO 30 SEPTEMBER 2018			SIX MONTHS TO 30 SEPTEMBER 2017
		Before			Before
		Exceptional	Exceptional		Exceptional	Exceptional
		Items	Items	Total	Items	Items	Total
	NOTE	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue		175,475	-	175,475	114,528	-	114,528

Cost of revenue		(96,102)	-	(96,102)	(70,939)	-	(70,939)
Operating expenses	8	(76,647)	(3,609)	(80,256)	(48,271)	(6,639)	(54,910)

Income (loss) before finance income (expense), other income and tax		2,726	(3,609)	(883)	(4,682)	(6,639)	(11,321)

Finance income		4	-	4	232	-	232
Finance expense	3	(741)	-	(741)	(141)	-	(141)
Other income	8	-	-	-	-	2,944	2,944

Income (loss) before income tax		1,989	(3,609)	(1,620)	(4,591)	(3,695)	(8,286)

Income tax (expense) benefit	4	(1,692)	1,115	(577)	48	-	48

Income (loss) for the period		297	(2,494)	(2,197)	(4,543)	(3,695)	(8,238)

	NOTE	CENTS	CENTS

LOSS PER SHARE ATTRIBUTABLE TO RHYTHMONE PLC

BASIC	5	(2.82)	(16.63)

DILUTED	5	(2.82)	(16.63)

RHYTHMONE PLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

For six months ended 30 September 2018

	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	$000’s	$000’s
Loss for the period	(2,197)	(8,238)

Items which might be potentially reclassified to profit or loss

Exchange difference on translation of foreign operations	825	(1,092)
Gain on marketable securities (net of tax)	-	8
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(1,372)	(9,322)

RHYTHMONE PLC

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 30 September 2018

		AS AT	AS AT
		30 SEPTEMBER 2018	31 MARCH 2018
	NOTE	$000’s	$000’s
ASSETS

NON-CURRENT ASSETS
Goodwill	10	123,952	123,841
Intangible assets	11	76,964	86,360
Property, plant and equipment		9,425	12,309
Other receivables		2,067	2,927
Deferred tax asset	4	29,776	29,290
		242,184	254,727
CURRENT ASSETS
Trade receivables		97,772	84,793
Other receivables and restricted cash	6	7,726	42,615
Cash and cash equivalents		22,045	37,331
		127,543	164,739
TOTAL ASSETS		369,727	419,466

LIABILITIES

NON-CURRENT LIABILITIES
Deferred tax liability	4	(4,297)	(4,412)
Other payables		(3,762)	(4,095)
Borrowings		(9,486)	(9,461)
Provisions		(530)	(628)
		(18,075)	(18,596)
CURRENT LIABILITIES
Trade and other payables		(71,154)	(84,627)
Term loan	6	-	(35,000)
Provisions		(295)	(558)
		(71,449)	(120,185)
TOTAL LIABILITIES		(89,524)	(138,781)
NET ASSETS		280,203	280,685

SHAREHOLDERS’ EQUITY
Share capital	7	12,799	12,641
Share premium account		106,011	103,856
Shares to be issued	7	20	2,093
Share-based compensation reserve	2	32,386	31,736
Currency translation reserve		31,550	30,725
Merger reserve		49,277	49,277
Retained earnings		48,160	50,357
TOTAL EQUITY		280,203	280,685

RHYTHMONE PLC

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the six months to 30 September 2018

	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	$000’s	$000’s

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(2,197)	(8,238)
Adjustments for:
Depreciation and amortization	15,620	7,738
Share based payments	650	641
Change in provisions	(361)	(327)
Loss on disposal of computer equipment	-	184
Remeasurement of deferred consideration	-	(2,944)
Income tax expense / (benefit)	577	(48)
Finance expense	741	141
Finance income	(4)	(232)
Unrealised foreign exchange (gain)/loss	1,488	(640)

Operating cash flows before movements in working capital	16,514	(3,725)

Changes in operating assets and liabilities:
Increase in trade and other receivables	(12,563)	(6,252)
Decrease in trade and other payables	(13,313)	(4,644)
Net cash used in operating activities	(9,362)	(14,621)

Income taxes paid	(268)	-
Net cash used in operating activities	(9,630)	(14,621)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	4	232
Purchase of property, plant and equipment	(504)	(313)
Capitalization of internal development charges and software	(2,937)	(1,785)
Acquisitions, net of cash acquired	-	(4,489)
Sales of marketable securities	-	55,874
Net cash (used in) / generated from investing activities	(3,437)	49,519

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on finance lease	(1,540)	(730)
Interest payments	(741)	(141)
Release of collateral related to term loan	35,000	-
Repayment of term loan	(35,000)	-
Repayment of credit facility	-	(14,431)
Proceeds from issuance of shares	158	184
Net cash used in financing activities	(2,123)	(15,118)

Net (decrease) / increase in cash and cash equivalents	(15,190)	19,780

Beginning cash and cash equivalents	37,331	19,338
Effect of foreign exchange on cash and cash equivalents	(96)	207
Cash and cash equivalents at end of period	22,045	39,325

RHYTHMONE PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months to 30 September 2018

								RETAINED
	ORDINARY	SHARE	SHARES	SHARE BASED	CURRENCY			EARNINGS /
	SHARE	PREMIUM	TO BE	COMPENSATION	TRANSLATION	MERGER	OTHER	(ACCUMULATED	TOTAL
	CAPITAL	ACCOUNT	ISSUED	RESERVE	RESERVE	RESERVE	RESERVES	DEFICIT)	EQUITY
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's

BALANCE AS AT 1 APRIL 2017	8,667	168,159	24	28,605	(8,591)	107,820	(8)	(121,441)	183,235
Net loss for the period	-	-	-	-	-	-	-	(8,238)	(8,238)
Other comprehensive income	-	-	-	-	(1,092)	-	8	-	(1,084)
Total comprehensive loss for the period	-	-	-	-	(1,092)	-	8	(8,238)	(9,322)
Issue of shares, net of costs	7	177	-	-	-	-	-	-	184
RadiumOne acquisition	-	-	9,126	-	-	-	-	-	9,126
Capitalization of merger reserve	-	58,001	-	-	542	(58,543)	-	-	-
Capital reduction	-	(226,160)	-	-	40,487	-	-	185,673	-
Credit to equity for share-based payments	-	-	-	641	-	-	-	-	641
BALANCE AS AT 30 SEPTEMBER 2017	8,674	177	9,150	29,246	31,346	49,277	-	55,994	183,864

BALANCE AS AT 1 APRIL 2018	12,641	103,856	2,093	31,736	30,725	49,277	-	50,357	280,685
Net loss for the period	-	-	-	-	-	-	-	(2,197)	(2,197)
Other comprehensive income	-	-	-	-	825	-	-	-	825
Total comprehensive income for the period	-	-	-	-	825	-	-	(2,197)	(1,372)
Issue of shares, net of costs	158	2,155	-	-	-	-	-	-	2,313
Issue of shares, net of costs related to acquistions	-	-	(2,073)	-	-	-	-	-	(2,073)
Credit to equity for share-based payments	-	-	-	650	-	-	-	-	650
BALANCE AS AT 30 SEPTEMBER 2018	12,799	106,011	20	32,386	31,550	49,277	-	48,160	280,203

RHYTHMONE PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

1.	General information, basis of preparation and accounting policies

RhythmOne plc (“the Company”) is incorporated in England and Wales under the Companies Act 2006. The address of the registered office is 65 Gresham Street, 6th Floor, London, EC2V 7NQ, United Kingdom. The Company is a public limited company, which is listed on the London Stock Exchange (AIM).

These condensed consolidated interim financial statements were approved for issue on 13 December 2018.

The Company and its subsidiaries provide internet advertising services primarily to its customers in the U.S.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 March 2018 were approved by the board of directors on 14 June 2018 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006. Statutory financial statements for the year ended 31 March 2018 are available on the Company’s website www.investor.rhythmone.com.

These condensed interim financial statements for the six months ended 30 September 2018 have been prepared in accordance with the AIM rules and with IAS 34, ‘Interim financial reporting’, as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 March 2018, which have been prepared in accordance with IFRS as adopted by the European Union. The Group is defined as RhythmOne plc and its subsidiaries. These condensed interim financial statements have been reviewed, not audited.

These condensed consolidated interim financial statements have been prepared on a going concern basis. The directors have considered the financial resources of the Group and the risks associated with doing business in the current economic climate and believe the Group is well placed to manage these risks successfully. The directors have reviewed management’s business plan setting out key business assumptions and considered it to be reasonable and are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future being a period of no less than 12 months from the date of signing of this interim report. Accordingly, they continue to adopt the going concern basis in preparing this interim announcement.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2018.

The Group’s activities expose it to a variety of financial risks. These are discussed in detail in the Group’s annual financial statements as at 31 March 2018. There have been no changes in the risk management department or in any risk management policies since the year end.

The directors consider that the principal risks and uncertainties which may have a material impact on the Group’s performance in the second half of its 2019 financial year remain the same as those outlined in the Group’s Annual report for the year ended 31 March 2018.

As discussed in detail in the Group's Annual report for the financial year ended 31 March 2018, separate financial information is not reviewed by the chief operating decision-maker for the various products to assess their performance or for the purpose of resource allocation decisions and therefore no separate operating or reportable segments have been identified in accordance with IFRS 8 “Operating Segments”.

New accounting standards

With effect from 1 April 2018 the Group has adopted the following new accounting standards:

 (a) IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a stand-alone selling price basis, based on a five-step model.

The Group completed a transition exercise and based on the work undertaken, no material impacts have been identified.

 (b) IFRS 9 ‘Financial Instruments’

IFRS 9 provides a new expected losses impairment model for financial assets, including trade receivables, and includes amendments to classification and measurement of financial instruments.

The Group completed a transition exercise and based on the work undertaken, no material impacts have been identified.

Standards and interpretations not yet applied

At the date of approval of this Half Year Report, the following Standards and Interpretations that are potentially relevant to the Group, and which have not been applied in these financial statements, were in issue but not yet effective (and in some cases had not yet been adopted by the EU):

●	IFRS 16 ‘Leases’ – effective for accounting periods beginning on or after 1 January 2019.
●	Amendments to IAS 19: Plan Amendment, Curtailment of Settlement – effective for accounting periods beginning on or after 1 January 2019.

●	Annual Improvements 2015-2017 Cycle – effective for accounting periods beginning on or after 1 January 2019.
●	IFRIC Interpretation 23: Uncertainty over Income Tax Treatments – effective for accounting periods beginning on or after 1 January 2019.
●	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures – effective for accounting periods beginning on or after 1 January 2019.

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group with the exception of IFRS 16 ‘Leases’ where our review of the impact is ongoing as described below.

IFRS 16 ‘Leases’

For the Group, transition to IFRS 16 will take effect from 1 April 2019. The half year results for the six months ending 30 September 2019 will be IFRS 16 compliant with the first Annual Report published in accordance with IFRS 16 being for the year ending 31 March 2020.

IFRS 16 provides a single model for lessees which recognises a right of use asset and lease liability for all leases which are longer than one year, or which are not classified as low value. The distinction between finance and operating leases for lessees is removed.

The Group is currently assessing the impact of the new standard. The most significant impact currently identified will be that the Group’s land and buildings leases will be brought on to the balance sheet. Further assessment of other leases is currently ongoing.

New accounting standards and interpretations applied for the first time

The following Standards with an effective date of 1 January 2018 have been adopted without any significant impact on the amounts reported in these financial statements:

●	Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions.
●	Annual Improvements 2014-2017 Cycle.
●	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration.

2.	Share-based payments

Included within operating expenses are the following amounts in respect of share-based payments:

	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	(unaudited)	(unaudited)
	$000’s	$000’s

Operating expenses	650	641
	650	641

3.	Finance expense

Included in finance expense on the Group’s condensed consolidated income statement for the six month period ended 30 September 2018 was $0.7 million of interest expense. Included in finance expense for the six month period ended 30 September 2017 was $0.3 million of interest expense primarily related to capital lease obligations.

4.	Taxation and deferred tax

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

Tax expense for the six-month period ended 30 September 2018 was $0.6 million compared to a tax benefit of $48 thousand for the six-month period ended 30 September 2017. Tax expense for the six-month period ended 30 September 2018 represents the best estimate of the average annual effective income tax rate expected for the full year plus the effect of discrete items recognized in the period.

The Group has recognized net deferred tax assets of $29.8 million as of 30 September 2018, of which $37.7 million relates to available credits and trading losses which are due to expire within the next 15 to 20 years. All recognised trading losses relate to the Group’s U.S. operations, as the Directors do not believe it is more likely than not that the UK and other overseas businesses will be profitable in the foreseeable future.

In relation to the available U.S. trading losses, the Group considers all available evidence to determine whether it is more likely than not that some portion or all of the available deferred tax asset should be recognised. The ultimate utilization of the deferred tax assets is dependent upon the generation of future taxable income. Management considers projected taxable income in assessing the expected utilization of deferred tax assets. In making such judgements, significant weight is given to evidence that can be objectively verified, such as improved profitability and visible market trends. As at 31 March 2018 and 30 September 2018 the recognition of the deferred tax assets is deemed to be supported by the future taxable profits of the Group. The key assumption in the Directors’ deferred tax asset model is the Group’s projected revenue growth rate. Management has determined that following the acquisitions of YuMe, Inc. (“YuMe”) and RadiumOne, Inc. (“RadiumOne”) all U.S. trading loses should be recognised at 31 March 2018 and 30 September 2018 as all are expected to be utilized within the next four years.

The movements in deferred tax assets and liabilities (including offsetting balances within the same jurisdiction as permitted under IAS 12) during the period is shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

	ASSETS	ASSETS	LIABILITIES	LIABILITIES	NET	NET
	30 SEPTEMBER 2018	31 MARCH 2018	30 SEPTEMBER 2018	31 MARCH 2018	30 SEPTEMBER 2018	31 MARCH 2018
	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(audited)
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Property, plant and equipment and intangible assets	(2,216)	(2,987)	16,600	18,186	14,384	15,199
Tax credit and loss carry forward	(37,655)	(37,655)	-	-	(37,655)	(37,655)
Share based payments	(573)	(53)	-	-	(573)	(53)
Other deductible temporary differences	(1,635)	(2,369)	-	-	(1,635)	(2,369)
Net deferred tax (assets) / liabilities	(42,079)	(43,064)	16,600	18,186	(25,479)	(24,878)
Offset tax	12,303	13,774	(12,303)	(13,774)	-	-
Net deferred tax (assets) / liabilities	(29,776)	(29,290)	4,297	4,412	(25,479)	(24,878)

5.	Earnings per share

	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	(unaudited)	(unaudited)
	$000’s	$000’s

LOSS FOR THE PERIOD
Loss for the period used in calculation of basic and diluted earnings per share	(2,197)	(8,238)

	CENTS	CENTS
EARNINGS PER SHARE
Basic and diluted	(2.82)	(16.63)

	SHARES	SHARES
	NUMBER	NUMBER
	(unaudited)	(unaudited)

NUMBER OF SHARES
Weighted average number of shares for the purpose of basic earnings per share	78,031,609	49,542,062

6.	Other receivables and restricted cash and Term loan

Other receivables and restricted cash on the condensed consolidated balance sheet as at 30 September 2018 was $7.7 million compared to $42.6 million as at 31 March 2018. The decrease in other receivables and restricted cash of $34.9 million during the six-month period ended 30 September 2018 was primarily a result of the expiration and settlement of the Group’s $35.0 million Term loan on 2 June 2018. The Group had originally provided collateral in the amount of $35 million in restricted cash for the Term loan, which was released and used to settle the Term loan. As at 31 March 2018 there was a $35.0 million balance of restricted cash associated with the Term loan compared with nil as at 30 September 2018.

7.	Share capital and Share premium account

The increase of the share capital and share premium accounts on the condensed consolidated balance sheet as at 30 September 2018 relates to the issuance of 591,443 shares on the release of employee restricted stock units, the issuance of 14,000 shares on the exercise of employee stock options and the issuance of 495,309 shares related to the release of a deferred consideration payment associated with the acquisition of RadiumOne on 26 June 2017.

8.	Exceptional costs

One-time acquisition and exceptional costs and other costs related to acquisitions are separately identified as exceptional costs. The types of costs included within acquisition costs are those which are directly attributable to an acquisition, such as legal and accounting expenses, integration costs, severance and retention remuneration. The types of costs which are considered exceptional include restructuring charges and onerous lease provisions.

	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	(unaudited)	(unaudited)
	$000’s	$000’s
Acquisition related costs:
Severance and retention	-	1,218
Professional fees	1,741	1,233
Total acquisition related costs	1,741	2,451

Exceptional costs:
Restructuring charges	1,868	4,188
Total exceptional costs	1,868	4,188

Fair value adjustment	-	(2,944)
Total fair value adjustment	-	(2,944)

Total acquisition and exceptional costs	3,609	3,695

Acquisition related costs including severance, retention and professional fees primarily relate to the acquisitions of YuMe and RadiumOne.

At the 30 September 2017 period end, the deferred consideration relating to the RadiumOne acquisition has been recognized within Trade and other payables. This item met the definition of a financial liability and was consequently re-measured as at 30 September 2017. The resulting gain of $2.9 million was recognized as an exceptional item within other income in the condensed consolidated income statement for the six months to 30 September 2017. In June 2018, this deferred consideration was paid out by issuing 495,309 ordinary shares.

9.	Financial risk management and financial instruments

The group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements. They should be read in conjunction with the group’s annual financial statements as at 31 March 2018.

There have been no changes in the risk management department or in any risk management policies since the year end.

The fair value of the following financial assets and liabilities approximate their carrying amount:

●	Trade receivables
●	Other receivables
●	Cash and cash equivalents
●	Trade and other payables

10.	Goodwill

Goodwill increased $0.1 million to $124.0 million during the six-month period ended 30 September 2018 as a result of adjustments to the fair value of the assets and liabilities acquired in the acquisition of YuMe in February 2018.

The Group tests goodwill for impairment annually or more often if there are indications that it may be impaired. At the 30 September 2018 period end, management did not identify any impairments.

11.	Intangible assets

	RELATIONSHIPS
	WITH		CAPITALIZED	TRADENAMES,
	CUSTOMERS &	PURCHASED	DEVELOPMENT	TRADEMARKS	SOFTWARE
	PUBLISHERS	TECHNOLOGY	COSTS	& PATENTS	LICENSES	OTHER	TOTAL
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

COST
At 31 March 2018	71,009	40,440	27,403	15,457	5,901	1,518	161,728
Additions	-	-	2,937	-	-	-	2,937
Adjustment	-	-	(16)	-	-	-	(16)
At 30 September 2018	71,009	40,440	30,324	15,457	5,901	1,518	164,649

ACCUMULATED AMORTIZATION
At 31 March 2018	(26,161)	(17,417)	(18,068)	(7,799)	(5,862)	(61)	(75,368)
Amortization	(5,590)	(4,034)	(1,888)	(766)	(39)	-	(12,317)
At 30 September 2018	(31,751)	(21,451)	(19,956)	(8,565)	(5,901)	(61)	(87,685)

NET BOOK VALUE
At 31 March 2018	44,848	23,023	9,335	7,658	39	1,457	86,360
At 30 September 2018	39,258	18,989	10,368	6,892	-	1,457	76,964

12.	Alternative performance measures

Adjusted EBITDA

This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as a non-GAAP measure. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments, exceptional items, which include acquisition-related costs, restructuring and severance costs, settlement of litigation, fair value adjustments and unrealized foreign exchange gain and loss. Provided below is a reconciliation of Adjusted EBITDA to Loss for the Period.

RhythmOne’s management believes that Adjusted EBITDA provides useful information to investors in understanding and evaluating the operating results of RhythmOne in the same manner as management and the RhythmOne board of directors because it excludes the impact of exceptional items in profit from operations, which have less bearing on the routine operating activities of RhythmOne, thereby enhancing users’ understanding of the underlying business performance. RhythmOne’s management also believes that Adjusted EBITDA provides information that enables investors to better compare RhythmOne’s business performance across periods.

This non-IFRS measure is not necessarily comparable to similarly titled measures of other companies, and Adjusted EBITDA should not be viewed as a substitute for, or superior to, loss for the period prepared in accordance with IFRS as a measure of RhythmOne’ s profitability or liquidity. Some of the limitations of Adjusted EBITDA are:

●

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, RhythmOne’ s working capital needs;
●	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
●	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to RhythmOne; and
●	Other companies, including companies in RhythmOne’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Users of this financial information should consider the types of events and transactions for which adjustments have been made.

The following table is a reconciliation of Adjusted EBITDA to Loss for the Period:

ADJUSTED EBITDA	SIX MONTHS TO	SIX MONTHS TO
	30 SEPTEMBER 2018	30 SEPTEMBER 2017
	(unaudited)	(unaudited)
	$000’s	$000’s

Loss for the Period	(2,197)	(8,238)

Adjustments:
Finance income	(4)	(232)
Finance expense	741	141
Income tax expense / (benefit)	577	(48)
Depreciation and amortization	15,620	7,738
Share based payments	650	641
Exceptional items	3,609	3,695
Unrealized foreign exchange loss / (gain)	1,488	(640)
Total adjustments	22,681	11,295

Adjusted EBITDA	20,484	3,057

Independent review report to RhythmOne plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed RhythmOne plc's condensed consolidated interim financial statements (the "interim financial statements") in the First Half Financial Year 2019 Results of RhythmOne plc for the 6 month period ended 30 September 2018. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the AIM Rules for Companies.

What we have reviewed

The interim financial statements comprise:

the condensed consolidated balance sheet as at 30 September 2018;

the condensed consolidated income statement and consolidated statement of comprehensive income (loss) for the period then ended;

the condensed consolidated cash flow statement for the period then ended;

the condensed consolidated statement of changes in equity for the period then ended; and

the explanatory notes to the interim financial statements.

The interim financial statements included in the First Half Financial Year 2019 Results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the AIM Rules for Companies.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The First Half Financial Year 2019 Results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the First Half Financial Year 2019 Results in accordance with the AIM Rules for Companies which require that the financial information must be presented and prepared in a form consistent with that which will be adopted in the company’s annual financial statements.

Our responsibility is to express a conclusion on the interim financial statements in the First Half Financial Year 2019 Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the AIM Rules for Companies and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the First Half Financial Year 2019 Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Uxbridge

13 December 2018